

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 1, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of WALLBOX B.V. (to be renamed WALLBOX N.V.), under the Exchange Act of 1934:

- Class A Ordinary Shares, nominal value EUR 0.12 per share
- Warrants, each warrant to purchase one Class A Ordinary Share

Sincerely,